

March 27, 2025

Yuran Yin
Chief Executive Officer
DT House Ltd
First Floor, Incubator Building
Masdar City, Abu Dhabi, United Arab of Emirates

      Re: DT House Ltd
           Registration Statement on Form F-1
           Filed March 3, 2025
           File No. 333-285475

Dear Yuran Yin:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed March 3, 2025
Risk Factors
Risks Related to Doing Business in Hong Kong, page 31

1.   Given your level of operations in Hong Kong and that one of your operating subsidiaries is organized in Hong Kong, discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors under Hong Kong or PRC laws and regulations. State that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

2. Please clarify where appropriate whether you are subject to permissions requirements from the China Securities Regulatory Commission, including pursuant to the Trial Measures imposing certain filing requirements for direct and indirect overseas listings and offerings, in connection with your business operations or this offering.

Risks Related to Our Ordinary Shares
The future sales of Ordinary Shares by existing shareholders, including the sales pursuant to the Resale Prospectus..., page 42

3. Please specify the percentage of public float that the resale shares will constitute, as well as the "lower price" at which the selling shareholder acquired the resale shares. Elaborate on the potential consequences that the resale offering could have on your listing status and ability to meet Nasdaq continued listing standards.

Capitalization, page 55

4. Please revise to remove the "With full exercise of over-allotment option" column or explain to us why you deem this transaction probable of occurring. This comment also applies to your Dilution section on page 56.

Dilution, page 56

5. We note your response to prior comment 8. It appears the historical net tangible book value of $1,063,075 should be reduced by the historical deferred offering costs of $369,769 that are considered to be intangible assets. Please revise all applicable amounts in this section.

Material Income Tax Considerations, page 113

6. We note your response to prior comment 18 and reissue in part. Please revise the statement in the last paragraph of Exhibit 5.1 that counsel consents to the references to it in Enforceability of Civil Liabilities and Legal Matters to include the references to it in Material Income Tax Considerations. Also, given the statement in the prospectus that the discussion of BVI income tax consequences is the opinion of Conyers, please include an appropriate short-form tax opinion as required by Section III.B.2 of Staff Legal Bulleting No. 19; in this regard, it appears that Exhibit 5.1 only opines on the tax consequences under Cayman Islands law. Finally, revise paragraphs A(i) and (ii) of Exhibit 8.2 to clarify that these assumptions are limited to parties other than the company.

Item 7. Recent Sales of Unregistered Securities, page II-1

7. Provide the information required by Item 701 of Regulation S-K with respect to the "private sale" of the resale shares, or explain why you are not required to do so.

General

8. We note that you have added a resale prospectus to the registration statement. Please explain to us why you have elected to register the resale concurrently with the initial public offering and why you believe that the resale transaction is appropriately characterized as a secondary offering. For guidance, refer to Securities Act Rule Compliance and Disclosure Interpretations Question 612.09. In your response,

provide further detail regarding the background and nature of the transaction by which Bright Nova Development Limited ("Bright Nova") acquired its shares. Additionally, refer to your statement that, "The Selling Shareholder has represented to the Company that it will consider selling some or all of our Ordinary Shares registered pursuant to this registration statement immediately after the pricing of the offering...as requested by the underwriters for such offering in order to create an orderly, liquid market for the Ordinary Shares." Explain why the underwriters may "request" that a market for the shares be facilitated through the resale offering rather than the IPO and whether there is any agreement in place between Bright Nova and the underwriter. Lastly, please clarify the size of the resale offering, as we note alternating references to 654,938 shares and 654,937 shares.

9.   We note your statement in the explanatory note at the outset of the filing that the "Resale Shares will only be offered once the Ordinary Shares are listed on [Nasdaq]" and the IPO consummated. Please revise your disclosure regarding the resale offering throughout for consistency with this statement, and remove from the resale prospectus alternate pages disclosure implying that the resale shares are part of the IPO. For example, we note that you state within the explanatory note that the two offerings may take place "concurrently," and in the resale prospectus alternate pages you refer at several points to "the closing of this Offering."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tony Watson at 202-551-3318 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virginia Tam